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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of February 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: February 2, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

         FITCH AFFIRMS BANCOLOMBIA'S SUPPORT & FOREIGN-CURRENCY RATINGS,
          LOCAL-CURRENCY & INDIVIDUAL RATINGS REMAIN ON WATCH NEGATIVE

MEDELLIN, COLOMBIA, FEBRUARY 2, 2007

Fitch Ratings, the international ratings agency, has today affirmed Bancolombia's long-term and short-term foreign currency Issuer Default Ratings
(IDRs) as follows:

Foreign Currency long-term IDR at 'BB+';
Foreign Currency short-term rating at 'B';
Support rating at '3'.
The Rating Outlook is Stable.

The Following ratings remain on Rating Watch Negative:

Individual rating of 'C';
Local currency long-term IDR of 'BBB-';
Local currency short-term rating of 'F3'.

These ratings were placed in Rating Watch Negative by Fitch Ratings following Bancolombia's announcement of the agreement to acquire a controlling interest of "Conglomerado Financiero Internacional Banagricola S.A", through its subsidiary Bancolombia Panama S.A.

CONTACTS

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866